Exhibit (a)(1)(K)

Participation Confirmation

Election Not to Participate in the Stock Option Exchange Offer

Dear Employee:

We show that you have either (i) not made an election with respect to, or (ii) elected not to exchange, one or more of the following eligible stock option grants pursuant to Sonic’s Stock Option Exchange Offer:

Original Grant Date	Exercise Price Per Share	Total Number of Outstanding Shares	Election to Exchange

We want to make sure that you understand that this means that you have declined to exchange some or all of your eligible stock option grants for replacement options.  If you do not change this election on or prior to 4:00 p.m. Central Time on April 29, 2010, you will retain such stock option grants with their present terms, including exercise prices, vesting schedules and other terms and conditions.

If the above is not your intent, we encourage you to log into the Option Exchange Website at https://sonic.equitybenefits.com.  You can make, change or withdraw your election at any time before the expiration of the Stock Option Exchange Offer by following the instructions on the Option Exchange Website before the offer expires at 4:00 p.m. Central Time on April 29, 2010, unless we announce that we have extended the deadline of the offer.  After the Option Exchange Offer expires, you cannot change or withdraw your election and the last election we received from you prior to the deadline will be final.

Participation in the Stock Option Exchange Offer is completely voluntary.  Details regarding the offer are set forth in the “Offer to Exchange Certain Stock Options for Replacement Options” as well as the other offering materials referred to in, or included as exhibits to, the Schedule TO we filed with the Securities and Exchange Commission on March 31, 2010 (collectively, as amended from time to time, the “Offering Materials”).  The Offering Materials can be found on the Option Exchange Website listed above and on PartnerNet under Scoop.  The Offering Materials will help you understand fully the risks and benefits of the Stock Option Exchange Offer.

If, after reading the Offering Materials, you still have questions, please send a detailed email to optionexchquestions@sonicdrivein.com or call Sonic’s Option Exchange Hotline at (405) 225-5250, available from 8:00 a.m. to 4:00 p.m., Central Time, Monday through Friday.